

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

Mr. J. Eric Cooney
Chief Executive Officer
Internap Network Services Corporation
250 Williams Street
Atlanta, Georgia 30303

> **Re: Internap Network Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 000-31989**

Dear Mr. Cooney:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant